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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

c/o General Counsel's Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: June 9, 2005
	By:	/s/ RASHA EL SISSI
Name: Rasha El Sissi Title: Associate Vice President, Legal

CHANGE OF AUDITOR NOTICE

        The Toronto-Dominion Bank ("TD") hereby gives notice, pursuant to section 4.11 of National Instrument 51-102, as follows:

  1.
  Currently, TD engages two audit firms, being Ernst and Young LLP ("E&Y") and PricewaterhouseCoopers LLP ("PWC"). The Board of Directors, in conjunction with a selection committee led by the Chairman of the Board (the "Selection Committee"), conducted a thorough review of TD's audit requirements and the services provided by the current auditors.

  2.
  At the Board meeting on May 26, 2005, TD's Board of Directors selected, upon the recommendation of the Audit Committee, which in turn acted on the recommendation of the Selection Committee, E&Y to act as sole auditor of TD beginning with the 2006 fiscal year of TD. As such, the Board determined to propose, at the next annual meeting of shareholders of TD, that E&Y be appointed as TD's auditor upon the expiry of PWC's current term of appointment. E&Y and PWC will continue to act as TD's joint auditors for the remainder of fiscal 2005 until their appointment expires at the next annual meeting.

  3.
  There has been no adverse or qualified opinion or denial of opinion or reservation contained in the auditors' reports on TD's annual financial statements for the two fiscal years preceding the date of this notice, being the report of E&Y and PWC for the fiscal year ended October 31, 2003 and the report of E&Y and PWC for the fiscal year ended October 31, 2004.

  4.
  There have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 26th day of May, 2005.

PricewaterhouseCoopers LLP PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215

May 26, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

The Toronto-Dominion Bank — Change of Auditor Notice

We acknowledge receipt of a Change of Auditor Notice (the "Notice") dated May 26, 2005 delivered to us by The Toronto-Dominion Bank ("TD") in respect of our resignation from the office of auditor of TD.

Pursuant to section 4.11 of National Instrument 51-102, please accept this letter as confirmation of PricewaterhouseCoopers LLP that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

Yours very truly,

Chartered Accountants

cc:	Daniel Marinangeli, Executive Vice President and Chief Financial Officer, The Toronto-Dominion Bank Phil Arthur, Ernst & Young

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

•	Ernst & Young LLP Chartered Accountants Ernst & Young Tower 222 Bay Street, P.O. Box 251 Toronto, Ontario M5K 1J7	•	Phone: Fax:	(416) 864-1234 (416) 864-1174

May 26, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re: The Toronto-Dominion Bank — Change of Auditor Notice

We acknowledge receipt of a Change of Auditor Notice (the "Notice") dated May 26, 2005 delivered to us by The Toronto-Dominion Bank ("TD").

Pursuant to section 4.11 of National Instrument 51-102, please accept this letter as confirmation of E&Y that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

Yours very truly,

Ernst & Young LLP Chartered Accountants
cc:	Daniel Marinangeli, Executive Vice President and Chief Financial Officer, The Toronto-Dominion Bank

A Member of Ernst & Young Global

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FORM 6-K SIGNATURES
CHANGE OF AUDITOR NOTICE